

02007659



RECEIVED
MAR 01 2002

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FN LKB Financial LLC
Colony Park Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

106 Colony Park Dr ; Suite 900
(No. and Street)

Cumming	GA	30040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown — 678-947-0028
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore LLP
(Name — *if individual, state last, first, middle name)*

235 Peachtree Street N.E.	Atlanta	GA	~~30303~~ 30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colony Park Financial Services, as of 12/31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

MY COMMISSION EXPIRES MARCH 12, 2004
NOTARY PUBLIC, FORSYTH COUNTY, GEORGIA

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Porter Keadle Moore, LLP

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3



To the Members
Colony Park Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Colony Park Financial Services (the "Company" and formerly known as LKB Financial, LLC), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 19, 2002


RECEIVED
MAR 01 2002

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Financial Statements

and Supplemental Schedule

December 31, 2001 and 2000

(with Independent Accountants' Report thereon)



Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Colony Park Financial Services, LLC:

We have audited the accompanying balance sheets of Colony Park Financial Services, LLC (the "Company," which was formerly known as LKB Financial, LLC) as of December 31, 2001 and 2000, and the related statements of earnings, members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colony Park Financial Services, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 19, 2002

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Cash	$ 17,596	1,445
Marketable investment securities, at market value	7,790	7,198
Advances to affiliate	3,078	-
Furniture and equipment, net of accumulated depreciation of $16,052 and $9,853	16,394	22,593
	$ 44,858	31,236
Liabilities and Members' Equity		
Members' equity	$ 44,858	31,236
	$ 44,858	31,236

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Statements of Earnings

For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Investment banking fees	$ 1,293,054	1,887,195
Unrealized gains on marketable investment securities	592	-
Realized losses on marketable investment securities	-	(15,905)
Other	13	282
Total revenue	1,293,659	1,871,572
Expenses:		
Commissions - affiliate	1,214,650	1,068,000
Commissions - other	-	50,000
Professional and other fees	22,573	62,247
Other operating	42,814	72,920
Total expenses	1,280,037	1,253,167
Net earnings	$ 13,622	618,405

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Statements of Members' Equity

For the Years Ended December 31, 2001 and 2000

Balance, December 31, 1999	$ 169,456
Distributions	(756,625)
Net earnings	618,405
Balance, December 31, 2000	31,236
Net earnings	13,622
Balance, December 31, 2001	$ 44,858

See accompanying notes to financial statements.

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows used in operating activities:		
Net earnings	$ 13,622	618,405
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Depreciation	6,199	9,853
Proceeds from sales of marketable investment securities	-	148,866
Purchases of marketable investment securities	-	(6,628)
Unrealized gains on marketable investment securities	(592)	-
Realized losses on marketable investment securities	-	15,905
Change in accounts payable	-	(13,238)
Cash provided by operating activities	19,229	773,163
Cash flows from investing activities:		
Advances to affiliate	(3,078)	-
Proceeds from repayment of advances to affiliate	-	9,687
Purchases of furniture and equipment	-	(32,446)
Change in other assets	-	170
Cash used by investing activities	(3,078)	(22,589)
Cash flows from financing activities consisting of distributions to members	-	(756,625)
Net change in cash	16,151	(6,051)
Cash, beginning of period	1,445	7,496
Cash, end of period	$ 17,596	1,445

See accompanying notes to financial statements.

(1) Description of Business and Summary of Significant Accounting Policies

Business

Colony Park Financial Services, LLC (the "Company") was incorporated under the laws of the State of Georgia on June 27, 1996 and capitalized on October 17, 1996. During 2001, the Company changed its name from LKB Financial, LLC to Colony Park Financial Services, LLC. The Company is registered as a nonclearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company operates principally as an investment banker.

Relationship with Affiliate

The Company's operations are integrally dependent on the operations of Global Capital Advisors, Ltd. and Global Capital Advisors, LLC, affiliates by common ownership. Substantially all income of the Company results directly from these affiliates' activities, and a significant amount of the Company's revenue is paid to these affiliates as commissions. During the years ended December 31, 2001 and 2000, the Company paid commissions of $1,214,650 and $1,068,000, respectively, to these affiliates. The Company's results of operations and financial position would be significantly different without this affiliation.

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (four to seven years).

Revenue Recognition

Investment banking fees and related commission expense are recorded at closing of the securities offerings for which the Company is serving as investment banker.

At times the Company receives warrants as partial consideration for its services. The market value of these warrants, when reasonably determinable, is recorded as investment banking fees on the date received.

Marketable Investment Securities

Marketable investment securities are recorded at their market value, with the difference between cost and market reflected as unrealized gain or loss in the statement of earnings. Marketable investment securities transactions of the Company are recorded on a trade date basis.

(1) **Description of Business and Summary of Significant Accounting Policies, continued**

Income Taxes

The Company is treated as a partnership for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. Members are taxed individually on their proportionate shares of the Company's earnings. The Company's net earnings or loss is allocated among the members in accordance with the Company's operating agreement.

(2) **Marketable Investment Securities**

Marketable investment securities at December 31, 2001 and 2000, consisted of a three-year U.S. Treasury strip maturing February 15, 2003.

The Company also holds warrants to acquire certain equity securities in privately held companies. The underlying equity securities are not readily marketable, and management has assigned no value to these warrants in the financial statements.

(3) **Net Capital Requirements**

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital, as defined, of $25,261 which was $20,261 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

SUPPLEMENTAL SCHEDULE

COLONY PARK FINANCIAL SERVICES, LLC
(formerly LKB Financial, LLC)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Computation of Net Capital:	
Members' equity	$ 44,858
Less deductions:	
Nonallowable assets	19,472
Deduction related to haircut on securities	125
Net capital	25,261
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 20,261
Computation of Aggregate Indebtedness:	
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00 to 1
Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:	
Net capital as reported in Part II (unaudited) FOCUS report	$ 25,304
Compute the appropriate haircut on money market funds and marketable investment securities	(43)
Net capital, per above	$ 25,261